AMENDMENT TO THE
INVESTMENT ADVISORY AGREEMENT

    THIS AMENDMENT dated as of the 14th day of October, 2021, to the Investment Advisory Agreement, dated as of February 19, 2015, as amended (the “Agreement”), is entered into by and between ETF Series Solutions, a Delaware statutory trust (the “Trust”), and U.S. Global Investors, Inc., (the “Adviser”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate a newly created series of the Trust; and

WHEREAS, the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend the Agreement as follows:

1.Paragraph 6 of the Agreement is restated to read as follows:

6.Allocation of Charges and Expenses. The Adviser will bear its own costs of providing services hereunder, including the costs of providing the personnel, office space and equipment reasonably necessary to perform its obligations hereunder.

(Sub-section (a) applies to Funds designated on Schedule A as having a “Unitary” fee structure)
(a)The Adviser agrees to pay all expenses incurred by the Funds except for the fee paid to the Adviser pursuant to this Agreement, interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, “Excluded Expenses”).

(Sub-sections (b) and (c) apply to Funds designated on Schedule A as having a “Non-Unitary” fee structure)
(b)With respect to the operation of a Fund, the Adviser shall be responsible for (i) the Fund’s organizational expenses; (ii) the expenses of printing and distributing extra copies of the Fund’s summary prospectus, prospectus, statement of additional information, and sales and advertising materials (but not the legal, auditing, or accounting fees attendant thereto) to prospective investors (but not to existing shareholders) to the extent such expenses are not covered by any applicable plan adopted pursuant to Rule 12b-1 under the 1940 Act; (iii) the costs of any special Board meetings or shareholder meetings convened for the primary benefit of, and requested by, the Adviser; (iv) any costs of liquidating or reorganizing the Fund if the liquidation or reorganization is made at the request of the Adviser (unless such cost is otherwise allocated by the Board); and (v) any costs associated with a Fund’s underlying index, including its construction, maintenance, administration, calculation, publication, and licensing. If the Adviser has agreed to limit the operating expenses of a Fund, the Adviser also shall be responsible on a monthly basis for any operating expenses that exceed the agreed upon expense limit, subject to the terms of such agreement.

(c)A Fund is responsible for and has assumed the obligation for payment of its expenses, other than as stated above, including but not limited to: fees and expenses (including legal fees) incurred in connection with the issuance, registration (and maintenance of registration) and transfer of its shares; commissions, spreads, fees, and other expenses connected with the acquisition, holding, or disposition of securities and other investments, including placement and similar fees in connection with direct placements entered into on behalf of the Fund; all expenses of transfer, receipt, safekeeping, servicing, and accounting for the cash, securities, and other property of the Trust for the benefit of the Fund, including all fees and expenses of its custodian, administrator, and accounting services agent; all expenses incurred in connection with borrowings; dividend expenses related to short sales; costs and expenses of pricing and calculating its daily net asset value and of maintaining its books of account required under the 1940 Act; taxes, if any; its portion of expenditures in connection with meetings of the Board that are properly payable by the Fund; its allocable portion of expenditures in connection with meetings of shareholders as determined by the Board; its allocable portion of salaries and expenses of officers of the Trust other than officers and employees of U.S. Bancorp Fund Services, LLC or any duly appointed successor (the “Administrator”) (except the Trust’s Chief Compliance Officer if determined to be appropriate by the Board); its allocable portion of fees and expenses of members of the Board or members of any advisory board or committee who are not members of, affiliated with, or interested persons of the Adviser or the Administrator; its allocable portion of the Trust’s insurance premiums on property or personnel of the Fund which inure to its benefit, including liability and fidelity bond insurance; the cost of preparing and printing reports, proxy statements, prospectuses of the Fund, or other communications for distribution to existing shareholders; its allocable portion of the Trust’s legal, auditing, and accounting fees; its allocable portion of the Trust’s trade association dues or educational program expenses determined appropriate by the Board; all expenses of maintaining and servicing shareholder accounts of the Fund maintained with the Trust’s transfer agent, including all charges for transfer, shareholder recordkeeping, distribution disbursing, redemption; and all other charges and costs of its operation plus any extraordinary and non-recurring expenses including litigation, proceedings, claims and indemnification obligations to its directors, officers, service providers and shareholders, except as herein otherwise prescribed.

The Trust acknowledges and agrees that the Adviser may delegate its responsibility to pay some or all expenses incurred by the Funds, except for Excluded Expenses, to one or more third parties, including but not limited to, Sub-Advisers. The Adviser may voluntarily or contractually waive all or a portion of the fee paid to the Adviser pursuant to this Agreement or absorb certain Fund expenses.

2.Schedule A is amended and restated as attached hereto to add the U.S. Global Sea to Sky Cargo ETF and designate the applicable fee structure for each Fund.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

    IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer, as applicable, on one or more counterparts as of the date set forth above.

ETF SERIES SOLUTIONS:

By:	/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President

U.S. GLOBAL INVESTORS, INC.:

By:	/s/ Frank E. Holmes
Frank E. Holmes
CEO & CIO

SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated February 19, 2015 between
ETF SERIES SOLUTIONS
and
U.S. GLOBAL INVESTORS, INC.

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Fee Structure	Rate
U.S. Global Jets ETF	Unitary	0.60%
U.S. Global GO GOLD and Precious Metal Miners ETF	Unitary	0.60%
U.S. Global Sea to Sky Cargo ETF	Non-Unitary	0.60%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 14, 2021.
ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

    By: /s/ Michael D. Barolsky
     Name: Michael D. Barolsky
     Title: Vice President

    U.S. GLOBAL INVESTORS, INC.

    By: /s/ Frank E. Holmes
     Name: Frank E. Holmes
     Title: CEO & CIO